Exhibit 99.1

Bragg’s ORYX Gaming Goes Live with Jumpman Gaming

Latest agreement further enhances ORYX’s UK profile

Toronto, June 21, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), announced today that its content is now live across Jumpman Gaming’s network of UK brands, marking a significant step forward for its presence in Europe’s largest market.

The partnership agreement with Jumpman Gaming allows ORYX to provide its exclusive RGS content, including content developed by its in-house studios as well as its premium partners, which collectively offers player-favourite features and jackpots designed to drive engagement and retention.

Jumpman Gaming boasts one of the fastest-growing networks of sites in the UK, combining its expertise with innovative designs and gamification to deliver a market leading casino and bingo offering.

The alliance is the latest in an ever-growing string of commercial advances by Bragg Gaming Group as the Company maintains its trajectory of global growth across regulated markets and demonstrates its commitment to the key UK market.

Chris Looney, Chief Commercial Officer at Bragg, said “Jumpman’s stable of sites offers Bragg a comprehensive new avenue to grow our status in the UK and we are delighted with the way this agreement propels our message in the market. While we’re already well established in the UK, strengthening our presence with new partners like Jumpman is essential to maintaining our position.”

Kris Kukula, Managing Director at Jumpman Gaming, added: “Our goal at Jumpman is to continue disrupting one of the most competitive industries in the world and signing agreements like this one with ORYX is key to our progress. Our sites stand apart from the competition thanks to the variety of content and proprietary gamification features they provide. This differentiation is propelled further when we make new, quality content available to our players through premium partners.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games